ELEMENT FARMS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017

November 7, 2018

Chris Singh CPA

Independent Accountant's Review Report

To: Management
Element Farms, Inc
New York, NY

I have reviewed the accompanying financial statements of Element Farms, Inc, which comprise the balance sheet as of December 31, 2017 and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.



Chris Singh CPA
11/08/2018

18830 Jamaica Avenue
Hollis, NY 11423
646-894-6993

Element Farms, Inc.
Balance Sheet
As of December 31, 2017

		Total
ASSETS		
Current Assets		
Bank Accounts		
Capital One Chaecking		56,949.51
Checking		65.26
Total Bank Accounts	$	57,014.77
Accounts Receivable		
Accounts Receivable (A/R)		2,500.00
Total Accounts Receivable	$	2,500.00
Total Current Assets	$	59,514.77
Fixed Assets		
Equipment		48,198.00
Lighting Equipment		11,592.00
Total Fixed Assets	$	59,790.00
Other Assets		
Rent Deposit		1,071.00
Total Other Assets	$	1,071.00
TOTAL ASSETS	$	120,375.77
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		6,079.50
Total Accounts Payable	$	6,079.50
Credit Cards		
Personal Credit Card		13,001.57
Total Credit Cards	$	13,001.57
Total Current Liabilities	$	19,081.07
Long-Term Liabilities		
Investment		
HBB Pure LLC		50,000.00
Serdar Mizrakci		16,642.60
Total Investment	$	66,642.60
Total Long-Term Liabilities	$	66,642.60
Total Liabilities	$	85,723.67
Equity		
Member 01 - Serdar Mizrakci		100,000.00
Opening Balance Equity		2,000.00
Retained Earnings		-3,997.83
Net Income		-63,350.07
Total Equity	$	34,652.10
TOTAL LIABILITIES AND EQUITY	$	120,375.77

Element Farms, Inc.
Profit and Loss
January - December 2017

	Total
Income	
Sales	2,500.00
Sales of Product Income	1,449.20
Total Income	$ 3,949.20
Cost of Goods Sold	
Cost of Goods Sold	
Fertilizer and Chemicals	930.49
Freight	900.00
Greenhouse Labor	2,669.50
Greenhouse Rent	3,005.75
Packing Materials	2,860.27
Seeds	1,675.91
Soil Substrate	1,385.19
Total Cost of Goods Sold	$ 13,427.11
Total Cost of Goods Sold	$ 13,427.11
Gross Profit	-$ 9,477.91
Expenses	
Advertising & Marketing	170.22
Bank Charges & Fees	330.54
Dues and Subscriptions	195.42
Insurance	3,202.25
Legal & Professional Services	9,481.55
Accounting	812.00
Contractors	2,220.00
Legal Fees	9,095.00
Total Legal & Professional Services	$ 21,608.55
Meals & Entertainment	732.83
Office Supplies & Software	865.16
Production Costs	
Set Up Costs	13,533.72
Shipping	365.26
Testing and Analysis	750.00
Total Production Costs	$ 14,648.98
Travel	441.02
Bus Expenses	464.25
Car & Truck	767.06
Flight	2,786.04
Gas Expense	2,499.24
Parking Expense	1,669.10
Tolls	3,491.50
Total Travel	$ 12,118.21
Total Expenses	$ 53,872.16
Net Operating Income	-$ 63,350.07
Net Income	-$ 63,350.07

Element Farms, Inc.
Statement of Cash Flows
January - December 2017

		Total
OPERATING ACTIVITIES		
Net Income		-63,350.07
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-2,500.00
Accounts Payable (A/P)		6,079.50
Personal Credit Card		9,003.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	12,583.24
Net cash provided by operating activities	-$	50,766.83
INVESTING ACTIVITIES		
Equipment		-48,198.00
Lighting Equipment		-11,592.00
Rent Deposit		-1,071.00
Net cash provided by investing activities	-$	60,861.00
FINANCING ACTIVITIES		
Investment:HBB Pure LLC		50,000.00
Investment:Serdar Mizrakci		16,642.60
Member 01 - Serdar Mizrakci		100,000.00
Opening Balance Equity		2,000.00
Net cash provided by financing activities	$	168,642.60
Net cash increase for period	$	57,014.77
Cash at end of period	$	57,014.77

Element Farms, Inc.
Statement of Stockholders Equity
As of Decembet 31, 2017

	Preferred Stock $1 par value	Additonal Paid-in Capital	Retained Earnings	Total
Balance 12/31/15	$ -	$ -	$ -	$ - $ -
Preferred Stock Issued	$ 102,000.00			$ 102,000.00
Balance 12/31/17	$ 102,000.00			$ 102,000.00

ELEMENT FARMS, INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017

NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

Element Farms, Inc ("the company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from the production and sale of organic spinach.

The company will conduct an equity crowdfunding offering during the first quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve managements objectives may be dependent on the outcome of the offering or management's effort to raise capital.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as reserved for losses in inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Convertible Notes

The Company has convertible notes ("the investments") payable to a related party. The Notes do not accrue interest or have maturity dates. The notes have options. At the Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing, the

Holder may exercise the call option and the outstanding principal amount of the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price $1.15 par value. At the Company election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing, then Company may exercise the put option at $1.05 par value.

NOTE C: SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 7, 2018, the date that the financial statements were available to be issued.